

Mail Stop 7010

April 25, 2008

Richard Pell
Chief Executive Officer
Julius Baer Americas Inc.
330 Madison Ave.
New York, NY 10017

Re: Julius Baer Americas Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 14, 2008
File No. 333-149178

Dear Mr. Pell:

We have reviewed your filing and have the following comments.

General

1.   Please provide additional details as to why Artio Global Investors, Inc. is not an investment company under Section 3(a)(1)(A). Please also clarify whether Artio Capital Management LLC has any other assets than cash.

Cover page

2.   Please refer to the redemption of class C common stock here and on page 35 as a repurchase.

Prospectus Summary, page 1

Our Structure and Reorganization, page 6

3.   Please revise your disclosure to clarify whether the Principals will be transferring their interests in other operating entities beyond Julius Baer Investment Management LLC to Artio Global Holdings LLC, or if you have 100% ownership interests in these other operating entities that will be contributed. Please also state whether these other operating entities have any operating activities at the time of transfer of the ownership interests to Artio Global Holdings LLC in exchange for 100% ownership in Artio Global Holdings LLC.

4.   Please explain that the term economic rights means the rights to dividends.

Incurrence of New Debt, page 8

5.   Quantify the amount of the one-time distribution the principals will receive on an aggregate and individual basis. Disclose why the operating company is making this special one-time distribution.

Distributions and Expenses Associated with Our Existing Owners, page 8

6.   We note your response to comment 10 in our letter dated March 10, 2008. Please provide the requested information on a group and *individual basis* in tabular form and describe the purposes for these distributions or payments. Also clarify how future distributions will be calculated and made to the Principals. If the Principals received any distributions from the dividends issued in 2007 or 2008, please also disclose in this section.

7.   Please disclose why you will repurchase the shares of class C common stock from your parent and the affect of this transaction. Clarify which individuals will receive the money (offering proceeds) from this repurchase.

Risk Factors, page 15

We are subject to risks relating to our new initiatives…, page 20

8.   Please revise your disclosure to expand upon your statement that your growth strategy will require significant investment if you have been or may be required to make capital commitments to your current hedge fund strategy and your future hedge fund strategies and private equity fund strategies. Please also disclose any other potential impacts these strategies may have on your consolidated financial statements and liquidity.

Use of Proceeds, page 35

9.   Please identify the individuals who receive the money from the repurchase, i.e. from distribution of the proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Operating Results, page 55

10.   Please either revise your analysis of assets under management for each period presented to discuss the impact the performance of the underlying investments have had on total assets under management, or provide an analysis as part of your revenues analysis. Since

Richard Pell
Julius Baer Americas Inc.
April 25, 2008
Page 3

your clients are paying you management fees for your investment strategies, it would
seem material to discuss the returns your investment strategies have been providing for
each period presented.

Liquidity and Capital Resources, page 61

11.   We note the revised disclosures you have included on page 62 in response to comment 24
        in our letter dated March 10, 2008. Specifically, we note that you intend to fund the tax
        receivable agreement payments to the Principals from the "cash savings" generated by
        the increase in assets from the exchange of equity instruments by the Principals. On page
        100 you note that the "cash savings" is computed by comparing the actual income tax
        liability to the amount that you would have otherwise been required to pay without the
        increase in fair value. As such, the "cash savings" is a lack of cash flow out rather than a
        cash flow in. Please revise your disclosure to provide a more detailed explanation as to
        how you intend to fund the payments under the tax receivable agreement. Also, please
        address the following:

        •   We note that the "cash savings" depends on whether there is taxable income to offset
            the increase in depreciation and amortization. Please include disclosure regarding the
            timing of the payments of the tax receivable agreement in relation to when the equity
            instruments are exchanged and when it is known that the increase in depreciation and
            amortization will be utilized to offset taxable income.
        •   We note that you may early terminate the tax receivable agreement, which would
            cause you to pay the net present value of all payments that would be required to be
            paid under the tax receivable agreement. Please include disclosure for this right,
            including how you would fund such a payment.
        •   We note that if the IRS successfully challenges the tax basis increase, the Principals
            are not required to reimburse you for the amounts they received up to that point.
            Please disclose this term of the agreement in this disclosure.

12.   Please revise your non-GAAP presentations of net cash provided by continuing operating
        activities and net cash provided by (used in) investing activities to provide all of the
        disclosures required by Item 10(e)(1)(i) of Regulation S-K. Also, please revise the titles
        of these non-GAAP measures in accordance with Item 10(e)(1)(ii)(E) of Regulation S-K.
        Otherwise, please remove the presentation of these non-GAAP measures and state the
        amount of the investment in marketable securities included in operating cash flows
        versus in investing cash flows for each period presented.

Market Risk, page 63

13.   We note your response to comment 27 in our letter dated March 10, 2008 in which you
        believe your original disclosures for each of your market risks comply with the disclosure
        requirements per Item 305 of Regulation S-K. However, it remains unclear to us how

you arrived at this conclusion. Item 305(a) of Regulation S-K requires quantitative information about each market risk using one of three methods. In this regard, you have not provided quantitative information about the impact on your fees if the market value of the assets under management were to change. You have also not provided quantitative information for your exchange rate risk on your revenues and/or investments or for your interest rate risk on your revenues. Item 305(b) of Regulation S-K requires information about your market risk exposures and how you manage such exposures. If you do not have a risk management policy for your market risks, you should state as such. It does not appear that you have disclosed your risk management policy, if any, for any of your market risks. Please revise your disclosures accordingly, or provide us with a detailed explanation as to why you believe your disclosures address the disclosure requirements in Item 305 of Regulation S-K.

Critical Accounting Policies and Estimates, page 65

Revenue Recognition, page 65

14.   We note that in response to comment 28 in our letter dated March 10, 2008, you included disclosure for the fair value of the assets under management. Given the significant impact the fair value of the assets under management has on your consolidated financial statements, we believe investors should be provided with sufficient information to understand how the fair value of the assets you manage are determined and the impact a change in any material assumptions made to estimate such fair values. Please further revise this disclosure to address each of the following points:

- Disclose the amount or percentage of assets under management that are valued using observable market prices, observable market prices adjusted for a significant event, fair value models for each of the three years ended December 31, 2007.
- For those assets based on adjusted observable market prices, disclose the fair value technique used. Also disclose the material assumptions used in the fair value model and the sensitivity of those assumptions on the fair value of the assets and the impact to revenues.
- For those assets based on fair value pricing techniques prepared by an independent fair value service, provide a description of the valuation techniques or models used to estimate the fair value of these assets. Please also provide a discussion of the material assumptions included in such fair value techniques, including the sensitivity of those assumptions on the fair value of the assets under management and the revenue you have recognized. Please also include a discussion of how you validated the techniques or models used.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

15.   We note your reference to an independent fair value service regarding the estimation of the fair value of certain of your assets under management in connection with your recognition of management fees. Please either identify the independent fair value service or delete your reference to them. We remind you that if you continue to refer to the third party expert, you will need to include this expert's consent in as an exhibit to the Form S-1. Refer to Section 436(b) of Regulation C for guidance.

Business, page 67

Investment Strategies and Performance, page 72

16.   We note your response to comment 33 in our letter dated March 10, 2008. Specifically, we note that you measure performance on an individual fund basis, or at the product level, and also on a composite basis, or at the strategy level. However, you continue to only include historical performance information at the strategy level. We further note investment management fees are earned under investment advisory contracts at the product level and not the strategy level. As such, it remains unclear why you have not also included historical performance information along with the assets under management and/or the net asset value and the range of fee percentages at the product level for each fund, investment vehicle, and separate accounts pooled together. Please quantify this information for each of the individual funds and other individual investment vehicles that you list on pages 50-52.   Also list each individual fund and other individual investment vehicle under the applicable investment strategy.

17.   We note in your response to comment 33 in our letter dated March 10, 2008 that the composites represent 96% of the company's total assets under management. Please explain what comprises the remaining 4% of assets under management.

18.   We note your response to comment 34 in our letter dated March 10, 2008. Please describe in greater detail:

- the funds in your sub-advisory accounts;
- the institutional commingled funds; and
- the assets or funds in the separate accounts.

Compensation Discussion and Analysis, page 90

19.   We note your response to comment 38 in our letter dated March 10, 2008; however, identification of the companies used for benchmarking is required pursuant to Item 402(b)(2)(xiv) of Regulation S-K. Therefore, please list all the companies used in your benchmarking analysis.

20.   We note your response to comment 40 in our letter dated March 10, 2008. Please
       disclose in greater detail how the individual performances relative to their goals were
       determined for the Principals. For example, list the performance goals for each Principal
       and explain how the company determines whether those goals and objectives have been
       met. Also explain in greater detail how your performance factored into the bonuses.

Report of Independent Registered Public Accounting Firm, page F-2

21.   Please request KPMG LLP to revise its report to include its city and state. Refer to Rule
       2-02(a) of Regulation S-X for guidance.

Julius Baer Americas Inc. Consolidated Financial Statements for the Fiscal Year Ended
December 31, 2007

Consolidated Statements of Cash Flows, page F-7

22.   We note the additional disclosure you included on page F-10 in response to comment 57
       in our letter dated March 10, 2008. However, it remains unclear how you are reflecting
       the effect of exchange rate changes on your cash balances on your consolidated
       statements of cash flows. Please advise. Refer to paragraph 25 of SFAS 95 for guidance.

(2) Summary of Significant Accounting Principles, page F-8
(b) Consolidation, page F-8

23.   We note the revised disclosure you have included in response to comment 55 in our letter
       dated March 10, 2008. Please further revise your disclosure to address the following:

       • Please explain what the commingled institutional investment vehicles are including
         the trusts and membership organizations. In this regard, you may need to provide
         additional disclosure in your Business section, as these instruments do not appear to
         be mentioned elsewhere and it is unclear how these instruments relate to your
         investment products and/or your investment strategies.
       • Please clarify how you determined the membership organizations are voting interest
         entities.
       • Please clarify how you determined the membership organizations are not controlled
         by you since you are the managing member. Refer to EITF 04-5 for guidance.

24.   We note that your consolidation policy only addresses the commingled institutional
       investment vehicles, which you manage and advise. Please tell us what consideration
       you have given to the consolidation literature, such as FIN 46R, ARB 51, EITF 04-5,
       etc., in terms of the Julius Baer Investment Funds you also manage and advise. Please
       revise your disclosure, as appropriate, to provide investors with a clear understanding of
       your application of the consolidation literature to your consolidated financial statements.

(j) Retirement plans, page F-10

25.   We note your revised disclosures in response to comment 59 in our letter dated March
        10, 2008. In this regard, we note your statement that contributions to the qualified and
        non-qualified defined contribution pension plans have a three-year cliff vesting. Please
        include disclosure that clarifies when you recognize the costs for these plans. Refer to
        paragraph 64 of SFAS 87 for guidance.

(l) Income taxes, page 13

26.   We note your revised disclosure in response to comment 64 in our letter dated March 10,
        2008. Please further revise your disclosure to clarify your policy for recognizing interest
        and penalties on your consolidated statements of income based on the guidance in
        paragraph 19 of FIN 48. In this regard, please note that interest may be classified as
        either income taxes or interest expense, and penalties may be classified as either income
        taxes or another expense.

(4) Related Party Activity, page F-12

27.   We note the additional disclosure you included on page F-12 in response to comment 48
        in our letter dated March 10, 2008. Specifically, you attribute $935,700 of due from
        affiliates to other affiliates for services and the entire $5,710,700 of the due to affiliates
        line item to other affiliates for services. However, it does not appear as though you have
        provided a discussion of the related party transactions that generated these amounts in
        your disclosure. Please either advise us how such amounts are reflected in the
        corresponding disclosure; tell us why such disclosure is not material; or provide such
        disclosure.

(8) Benefit Plans and Deferred Compensation, page F-15

28.   We note your disclosure on page F-10 that you recognize compensation expense for your
        deferred compensation plans ratably over the vesting period. We further note your
        disclosure that you amended your Unfunded Plan during December 2007 to change the
        payment date to the earlier of an initial public offering or December 31, 2008. Please
        confirm and revise your disclosure to state that this change in the timing of the payment
        also changed the vesting period. Otherwise, please clarify the impact of such payment if
        the employee terminates employment prior to completing the vesting period. If the
        change in payment date also impacted the vesting period, please confirm to us and revise
        your disclosure to state that you have adjusted the period over which you are recognizing
        compensation expense for the Unfunded Plan, in addition to disclosing the impact on
        compensation expense going forward either in your footnote disclosure or within
        MD&A.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell
        450 Lexington Ave.
        New York, NY 10017